SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

American Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

02752P100

(CUSIP Number)

James P. Benson, 5956 Sherry Lane, Suite 900

Dallas, TX 75225, (214) 987-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 16, 2016

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 02752P100	13D
2 of 10

1	names of reporting persons Energy Spectrum Securities Corporation
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas
number of shares beneficially owned by each reporting person with	7	sole voting power 5,353,915
	8	shared voting power 39,700
	9	sole dispositive power 5,353,915
	10	shared dispositive power 39,700
11	aggregate amount beneficially owned by each reporting person 5,393,615
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 17.72%*
14	type of reporting person CO

*          Based on the 30,425,829 common units of the Issuer (“Common Units”) outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015.

CUSIP: 02752P100	13D
3 of 10

1	names of reporting persons Energy Spectrum VI LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas
number of shares beneficially owned by each reporting person with	7	sole voting power 5,353,915
	8	shared voting power 39,700
	9	sole dispositive power 5,353,915
	10	shared dispositive power 39,700
11	aggregate amount beneficially owned by each reporting person 5,393,615
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 17.72%*
14	type of reporting person OO

*          Based on the 30,425,829 Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015.

CUSIP: 02752P100	13D
4 of 10

1	names of reporting persons Energy Spectrum Capital VI LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 5,353,915
	8	shared voting power 39,700
	9	sole dispositive power 5,353,915
	10	shared dispositive power 39,700
11	aggregate amount beneficially owned by each reporting person 5,353,915
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 17.72%*
14	type of reporting person PN

*          Based on the 30,425,829 Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015.

CUSIP: 02752P100	13D
5 of 10

1	names of reporting persons Energy Spectrum Partners VI LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 5,353,915
	8	shared voting power 39,700
	9	sole dispositive power 5,353,915
	10	shared dispositive power 39,700
11	aggregate amount beneficially owned by each reporting person 5,353,915
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 17.72%*
14	type of reporting person PN

*          Based on the 30,425,829 Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015.

CUSIP: 02752P100	13D
6 of 10

1	names of reporting persons Costar Midstream Energy LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas
number of shares beneficially owned by each reporting person with	7	sole voting power 39,700
	8	shared voting power 0
	9	sole dispositive power 39,700
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 39,700
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 0.13%*
14	type of reporting person OO

*          Based on the 30,425,829 Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015.

CUSIP: 02752P100	13D
7 of 10

ITEM 1.	SECURITY AND ISSUER.

This statement on this Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on October 14, 2014 (as amended, this “Schedule 13D”), filed with respect to common units (“Common Units”) of American Midstream Partners, LP (the “Issuer”). The Issuer’s principal executive offices are located at 1400 16th Street, Suite 310, Denver, CO 80202.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

The persons filing this statement are Energy Spectrum Securities Corporation, a Texas corporation whose principal businesses are providing, through affiliates, private equity capital to businesses engaged in the exploration, development, production, gathering, transportation, processing, treatment, and storage of oil and natural gas and related hydrocarbons and the provision of financial advisory services to energy industry participants (“ESSC”), Energy Spectrum VI, LLC, a Texas limited liability company whose principal business is serving as the general partner of ESCLP (“ESLLC”), Energy Spectrum Capital VI LP, a Delaware limited partnership whose principal business is serving as the general partner of ESP (“ESCLP”), Energy Spectrum Partners VI LP, a Delaware limited partnership whose principal business is providing private equity capital to businesses engaged in the gathering, transportation, processing, treatment, and storage of oil and natural gas and related hydrocarbons (“ESP”, and together with ESSC, ESLLC, and ESCLP, the “Energy Spectrum Entities”), and Costar Midstream Energy LLC whose principal business is holding and disposing of a portion of the Subject Units (as subsequently defined) (“CME” and collectively with the Energy Spectrum Entities, the “Reporting Persons”). The principal business address of the Energy Spectrum Entities is 5956 Sherry Lane, Suite 900, Dallas, TX 75225. The principal business address of CME is 1313 North Trail, Carrolton, Texas 75006.

ESSC is the sole member of ESLLC, which is the sole general partner of ESCLP, which is the sole general partner of ESP. The directors and executive officers of ESSC are Thomas O. Whitener, Leland B. White, James P. Benson, and James W. Spann (the “Directors”). Thomas O. Whitener, Leland B. White, James P. Benson, and James W. Spann serve as the managers of ESLLC (the “ESLLC Managers”) and James P. Benson serves as the manager of CME (the “CME Manager” and together with the Directors and the ESLLC Managers, the “Management Persons”). The business address of the Directors and the ESLLC Managers is the same as that of ESSC. The principal occupation of each of the Directors is serving as Directors and officers of ESSC and managing its portfolio companies and partnerships.

The Reporting Persons and the Management Persons, during the last five years, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons and each of the Management Persons, during the last five years, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Management Persons is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The 5,393,615 Common Units (the “Subject Units”) reported on this Schedule 13D are owned directly by ESP and CME and were acquired by each of ESP and CME pursuant to the terms of that certain Purchase and Sale Agreement (the “Purchase Agreement”) dated October 13, 2014, by and among ESP, CME and American Midstream, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“AMID”), as part of the consideration received by ESP and CME in exchange for their sale of 100% of the membership interest of Costar Midstream, L.L.C., a Texas limited liability company (“Costar”) to AMID.

CUSIP: 02752P100	13D
8 of 10

Under the terms of the Purchase Agreement and pursuant to the terms of that certain Irrevocable Letter, dated October 14, 2014, signed by the Issuer directing its transfer agent to issue the Subject Units to ESP and CME, directly and in escrow, on November 8, 2014 (the “Irrevocable Letter”), ESP and CME obtained beneficial ownership of the Subject Units as of October 14, 2014, and record ownership of the Subject Units on November 8, 2014 upon issuance thereof pursuant to the terms of the Irrevocable Letter. In connection with the consummation of the transactions contemplated in the Purchase Agreement, ESP, CME and the Issuer entered into that certain Securities Agreement dated as of October 14, 2014 by and among ESP, CME, and the Issuer (the “Securities Agreement”), pursuant to which, among other things, the Subject Units are subject to restrictions on sale by ESP and CME. Copies of the Securities Agreement and the Purchase Agreement are attached to that certain Schedule 13D of the Reporting Persons, filed October 14, 2014, as Exhibits 99.2 and 99.5, respectively and are incorporated herein by reference. As a result of the transactions contemplated in the Purchase Agreement and a reallocation of Common Units among ESP and CME to account for their respective satisfaction of transaction related liabilities, ESP and CME held record and beneficial ownership of 6,188,326 Common Units and 704,605 Common Units, respectively (237,341 of which were held by CME and the subject of shared dispositive power). 1,379,311 of these Common Units were held in escrow, pursuant to the terms of an Escrow Agreement, dated October 14, 2014, by and among AMID, ESP, CME, and Wells Fargo Bank National Association, a copy of which is attached to that certain Schedule 13D of the Reporting Persons, filed October 14, 2014, as Exhibit 99.4, and is incorporated herein by reference (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Common Units held in the escrow were subject to release to AMID for the satisfaction of certain indemnity claims under the Purchase Agreement. Effective August 4, 2015, 278,137 Common Units and 66,691 Common Units were released to ESP and CME, respectively, from the escrow established by the Escrow Agreement. On September 24, 2015, and October 24, 2015, CME distributed 210,899 Common Units and 253,934 Common Units, respectively, to its equity owners, none of whom are Reporting Persons.

On February 12, 2016, AMID, ESP and CME entered into that certain Settlement and Mutual Release Agreement, dated February 12, 2016, whereby among other transactions, the 1,034,483 Common Units remaining in the escrow established pursuant to the Escrow Agreement were released to the Issuer, and ESP and CME released all claims thereto.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by restating the first paragraph thereof as follows:

The Reporting Persons acquired the Subject Units pursuant to the transactions contemplated in the Purchase Agreement and currently expect to sell the Subject Units from time to time as market conditions warrant, subject to the terms of the Securities Agreement. The Management Persons do not have a direct or indirect beneficial ownership interest in the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) are hereby amended and restated in their entireties as follows:

(a) As of the date hereof, the Energy Spectrum Entities may be deemed to be the direct or indirect beneficial owners of 5,393,615 Common Units, representing approximately 17.72% of the Issuer’s outstanding Common Units, of which 5,353,915 are owned of record by ESP, representing approximately 17.59% of the Issuer’s outstanding Common Units. The shares beneficially owned by CME consist of 39,700 Common Units, representing approximately 0.13% of the Issuer’s outstanding Common Units, of which all are owned of record by CME. The Energy Spectrum Entities may be deemed to be indirect beneficial owners of the 39,700 Common Units owned by CME by virtue of James P. Benson serving as the manager of CME. In both cases the calculation of beneficial ownership percentage is based on a total number of issued and outstanding Common Units of 30,425,829 (which is the number of shares listed as outstanding under the Issuer’s most recent 10-Q). The Management Persons do not beneficially own any Common Units.

Other than as set forth above, the Reporting Persons and Management Persons are not the beneficial owners of any Common Units individually.

(b) The Energy Spectrum Entities have sole power to vote and dispose of 5,393,615 Common Units and shared power to vote and dispose of 39,700 Common Units, which power is shared with CME.

CUSIP: 02752P100	13D
9 of 10

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No changes or amendments to Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

No changes or amendments to Item 7.

CUSIP: 02752P100	13D
10 of 10

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2016

ENERGY SPECTRUM SECURITIES CORPORATION

By: /s/ James P. Benson
Name: James P. Benson
Title: Vice President

ENERGY SPECTRUM VI LLC

By: /s/ James P. Benson
Name: James P. Benson
Title: Managing Director

ENERGY SPECTRUM CAPITAL VI LP
By: Energy Spectrum VI LLC,
its general partner

By: /s/ James P. Benson
Name: James P. Benson
Title: Managing Director

ENERGY SPECTRUM PARTNERS VI LP
By: Energy Spectrum Capital VI LP,
its general partner

By: /s/ James P. Benson
Name: James P. Benson
Title: Managing Director

COSTAR MIDSTREAM ENERGY LLC

By: /s/ James P. Benson
Name: James P. Benson
Title: Manager